Exhibit 99.1

ABN 82 010 975 612

MEETING DOCUMENTATION

2012 ANNUAL GENERAL MEETING

at 11:00am (Brisbane Time) Thursday, 29 November 2012

Endeavour 2 Room

Christie Corporate Centre

Level 1, 320 Adelaide St

Brisbane QLD 4000

CHAIRMAN’S LETTER

Dear Shareholder

I am pleased to invite you to Progen’s Annual General Meeting (AGM). The meeting is currently scheduled to be held at 11am (Brisbane time) on Thursday, 29th November 2012, in the Endeavour 2 Room, Level 1, 320 Adelaide St, Brisbane, Queensland, Australia.

At the AGM we will take the opportunity to update shareholders on progress and outlook. I would encourage you to read Progen’s Annual Report for 2012 for information about our objectives and strategies and our achievements and challenges during the past year.

The Annual Report also contains the Company’s Financial Statements (and notes) for the year ended 30 June 2012, the Directors’ Report and the Audit Report. This will be tabled and considered at the AGM.

The AGM will commence at 11:00am (Brisbane time) but you will be able to register your attendance from 10:30am.

If you are unable to attend, I would encourage you to participate by completing and returning the enclosed proxy form or vote online at www.investorvote.com.au.

I look forward to seeing you at this year’s AGM.

Yours sincerely

/s/ Stuart James
Mr Stuart James
Chairman

25 October 2012

DEFINITIONS

The following capitalised terms, which are used in documents forming part of the Meeting Documentation, have the meanings set out below:

‘Annual General Meeting’ means the proposed meeting of all Shareholders currently scheduled for 11:00am (Brisbane time) on Thursday, 29 November 2012 in the Endeavour 2 Room, Level 1, 320 Adelaide St, Brisbane, Queensland, Australia to consider and if thought fit, pass the resolutions set out in the Notice of Annual General Meeting;

‘Associates’ has the meaning given to it by sections 10 to 17 of the Corporations Act;

‘ASIC’ means the Australian Securities and Investments Commission;

‘ASX’ means the ASX Limited ABN 98 008 624 691;

‘Board’ means the Board of Directors of Progen;

‘Corporations Act’ means the Corporations Act 2001 (Cth);

‘Director’ means a Director of Progen;

‘Excluded Voter’ means a member of the key management personnel (details of whose remuneration are included in the Remuneration Report); or a closely related party of such a member;

‘Explanatory Memorandum’ means the document forming part of the Meeting Documentation containing information on the resolutions set out in the Notice of Annual General Meeting;

‘Listing Rules’ means the Listing Rules of the ASX;

‘Meeting Documentation’ means:

•                  the letter from the Chairman to Shareholders dated 25 October 2012;

•                  the Explanatory Memorandum;

•                  the Notice of Annual General Meeting; and

•                  the proxy form for the Annual General Meeting;

‘Notice of Annual General Meeting’ means the Notice dated 25 October 2012 which is enclosed in the Meeting Documentation;

‘Progen’ or ‘Company’ means Progen Pharmaceuticals Limited ABN 82 010 975 612;

‘Share’ means a fully paid ordinary share issued in the capital of Progen;

‘Shareholder’ means a holder of Shares.

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Progen Pharmaceuticals Limited will be held in the Endeavour 2 Room, Level 1, 320 Adelaide St, Brisbane, Queensland, Australia on Thursday, 29th November 2012 at 11:00am.

CHAIRMAN’S ADDRESS AND PRESENTATION

ORDINARY BUSINESS

The Financial Statements and Reports

To receive and consider the Directors’ Report, Financial Statements, Directors’ Declaration and Independent Audit Report for the financial year ended 30 June 2012.

RESOLUTIONS

1.                            DIRECTORS’ REMUNERATION REPORT

To consider, and if thought fit, to pass the following resolution as an ordinary resolution in accordance with s250R(2) of the Corporations Act:

“That the section of the Directors Report in the 2012 Annual Report described as “Remuneration Report” be adopted.”

NB: Under s250R(3) of the Corporations Act the vote on this resolution is advisory only and does not bind the Directors or the Company.

Further information regarding the Directors’ Remuneration Report appears in the attached Explanatory Memorandum.

2.                            RE-ELECTION OF DIRECTOR – MR HENG TANG

To consider, and if thought fit, to pass the following ordinary resolution:

“That Mr Heng Tang, who was appointed as a director on 17th July 2009 and retires at the 2012 Annual General Meeting by rotation in accordance with the Company’s Constitution and the Listing Rules, and is eligible for election and has consented to be a director of the Company, is re-elected as a director of the Company.”

Information about Mr Heng Tang appears in the attached Explanatory Memorandum.

3.                            APPOINTMENT OF AUDITOR

To consider, and if thought fit, to pass the following ordinary resolution:

“That, subject to the Australian Securities & Investments Commission consenting to the resignation of PKF East Coast Practice as auditor of the Company, BDO Audit Pty Ltd, being qualified to act, having consented to act and having been nominated by a member of the Company for appointment, be appointed as auditor of the Company.”

Further information regarding the resignation of PKF East Coast Practice and the appointment of BDO Audit Pty Ltd as the Company’s auditor appears in the attached Explanatory Memorandum.

VOTING EXCLUSION STATEMENT

A vote on Resolution 1 must not be cast (in any capacity) and will be disregarded if cast by or on behalf of any of the following persons:

(a)                                 member of the key management personnel, details of whose remuneration are included in the Remuneration Report; or

(b)                                 a closely related party of such a member

(each, an “Excluded Voter”).

However, an Excluded Voter may cast a vote on Resolution 1 if:

(c)                                both the following apply:

(i)                                     The Excluded Voter does so as a proxy appointed by writing that specifies how the proxy is to vote on Resolution 1; and

(ii)                                  The vote is not cast on behalf of an Excluded Voter; or

(d)                             all of the following apply:

(i)                                     the Excluded Voter is the Chairman of the Annual General Meeting; and

(ii)                                  the Chairman does so as a proxy appointed by means of the proxy form circulated with this Notice of Meeting that does not specify how the proxy is to vote on Resolution 1; and

(iii)                               the vote is not cast on behalf of an Excluded Voter; and

(iv)                              the Chairman casts the vote in accordance with his stated voting intention in respect of Resolution 1, which is FOR the resolution.

BY ORDER OF THE BOARD

/s/ Blair Lucas
Blair Lucas
Company Secretary

25 October 2012

GENERAL

The Corporations Act requires the Financial Report, Directors’ Report and Independent Audit Report to be received and considered at the Annual General Meeting.

Neither the Corporations Act nor Progen’s constitution requires Shareholders to vote on such reports other than the section of the Directors Report described as “Remuneration Report” that is the subject of Resolution 1. However Shareholders will be given ample opportunity to raise questions about the reports at the Annual General Meeting.

Voting Instructions

Voting at the meeting

1.                   If you are entitled to vote and attend the Annual General Meeting, on a show of hands each Shareholder present may cast one vote. ‘Shareholder present’ includes a person present as a proxy, attorney or body corporate representative. However, if a Shareholder holds two or more appointments and these appointments direct the proxy to vote in different ways, then the proxy cannot vote on a show of hands.

2.                   On a poll, Shareholders have one vote for every fully paid Share held.

3.                   Progen has determined that for the purposes of voting at the Annual General Meeting or adjourned meeting, Shares will be taken to be held by those persons recorded in the Progen register of Shareholders as at 7:00pm (Sydney time) on 27 November 2012.

Appointment of proxy

4.                   If you are a Shareholder and entitled to vote, you elect not to attend in person, you may still exercise your voting rights at the Annual General Meeting – either directly (on the attached Proxy Form) or by appointing a proxy to attend the Annual General Meeting and exercise your voting rights. In both cases, please complete and return the enclosed Proxy Form or visit www.investorvote.com.au to lodge your Proxy Form online. A proxy need not be a Shareholder of Progen.

5.                   The attached Proxy Form must be completed and lodged in accordance with the instructions on the back of the Proxy Form and can be delivered to the Company’s Share Registry, Computershare Investor Services Pty Limited, with the below methods:

By mail: Computershare Investor Services Pty Limited

GPO Box 242 Melbourne, Victoria 3001 Australia

By Fax: (within Australia) 1800 783 447 or (outside Australia) + 61 3 9473 2555

Proxy Forms must be received by 11:00am (Brisbane time) on 27 November 2012 to be valid.

Proxy Voting

6.                   To appoint a proxy you should complete the proxy section at Step 1 on the attached Proxy Form. If you are entitled to cast 2 or more votes you may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the proxy appointments do not specify the proportion or number of your votes that each proxy may exercise, each proxy may exercise half your votes. If there is more than one proxy appointed, on a show of hands only one of the proxies may vote, but on a poll, each proxy may exercise votes in respect of those shares the proxy represents.

7.                   The Chairman intends to vote all undirected proxies in favour of the resolutions put in the Notice of Meeting, including with respect to Resolution 1, but subject to the further information provided at item 9 below.

8.                   Subject to the specific proxy provisions applying to Resolution 1 (refer item 9 below):

(a)                                 if a Shareholder has not directed their proxy how to vote, the proxy may vote as the proxy determines; and

(b)                                 if a Shareholder appoints the Chairman of the Meeting as proxy and does not direct the Chairman how to vote on an Item of Business, the Chairman will vote in accordance with his voting intention as stated in item 7 of this Notice of Meeting, namely in favour of each of the proposed resolutions set out in this Notice of Meeting.

9.                   If a Shareholder (who is not an Excluded Voter) has appointed as their proxy an Excluded Voter, the Excluded Voter may only vote upon Resolution 1 as follows:

(c)                                  If the Excluded Voter is not the Chairman, the Excluded Voter may only vote on Resolution 1 if they have been directed how to vote with respect to Resolution 1 in the Proxy Form appointing them, and in that case the Excluded Voter may only vote upon Resolution 1 as directed by the Shareholder in the Proxy Form. To direct the Excluded Voter as proxy how to vote for this purpose the Shareholder must complete the Proxy Form as described in item 6 (above) and mark their vote in Step 2 for Resolution 1 as either “For”, “Against” or “Abstain”.

(d)                                 If the Excluded Voter is the Chairman, the Excluded Voter can only vote on Resolution 1 if:

(i)                                     they have been directed how to vote with respect to Resolution 1 in the Proxy Form appointing them, and in that case the Excluded Voter may only vote upon Resolution 1 as directed by the Proxy Form. To direct the Excluded Voter as proxy how to vote for this purpose the Shareholder must complete the Proxy Form as described in item 6 (above) and mark their vote in Step 2 for Resolution 1 as either “for”, “against” or “abstain”; or

(ii)                                  the Shareholder appointing the Chairman marks the Chairman’s proxy direction box in the second panel of Step 1 on the Proxy Form (in which case the Shareholder is directing the Chairman to vote with respect to Resolution 1 in accordance with the Chairman’s stated intention, namely “for” Resolution 1).

Bodies Corporate Voting

10.            A Shareholder that is a body corporate may appoint an individual as its representative to exercise any of the powers the body may exercise at meetings of the Company’s shareholders. The appointment may be a standing one. Unless the appointment states otherwise, the representative may exercise all of the powers that the appointing body could exercise at a meeting or in voting on a resolution. The representative should bring to the meeting evidence of his or her appointment, including any authority under which the appointment is signed, unless it has previously been given to the Company.

EXPLANATORY MEMORANDUM

The following notes have been prepared to assist Shareholders with their consideration of the resolutions set out in the Notice of Annual General Meeting.

Financial Statements

As required by section 317 of the Corporations Act, the Directors’ Report, Financial Statements, Directors’ Declaration and Independent Audit Report for the financial year ended 30 June 2012 are to be laid before the meeting.

Following consideration of the Directors’ Report, Financial Statements, Directors’ Declaration and Independent Audit Report for the financial year ended 30 June 2012, the Chairman will give Shareholders a reasonable opportunity to ask questions about or to make comments upon those documents.

Resolution 1 – Directors’ Remuneration Report

Section 300A of the Corporations Act requires the Directors to include in their Directors’ Report a section dealing with the remuneration of Directors and other key management personnel (‘Remuneration Report’) and section 250R(2) of the Corporations Act requires that the Remuneration Report be put to the vote of Shareholders for adoption. The Remuneration Report can be found in the Directors’ Report section on page 15 of Progen’s 2012 Annual Report.

Section 250R(3) of the Corporations Act provides that the vote on the resolution is advisory. However, if more than 25% of the votes are cast against two consecutive annual section 250R(2) resolutions, the Corporations Act requires a shareholder vote on whether to convene a special meeting at which all directors (other than a managing director) who were in office when the second section 250R(2) resolution was passed must stand for re-election.

Following consideration of the Remuneration Report, the Chairman will give Shareholders a reasonable opportunity to ask questions about or to make comments upon the Remuneration Report.

Resolution 2 – Re-election of Director - Mr Heng Tang

Resolution 2 deals with the re-election as a director of Mr Heng Tang who was appointed as a director on 17th July 2009.

Under Listing Rule 14.4, a director of the Company must not hold office (without re-election) past the third annual general meeting of the Company following the director’s appointment or for a period greater than 3 years (whichever is the longer).

Under clause 10.1.3 of the Company’s Constitution one third, or the number nearest to one third if not divisible by three, of the current directors must retire by rotation at each annual general meeting. Under clause 10.1.5 of the Company’s Constitution, the directors to retire at any annual general meeting must be those who have been longest in office since their last election.

Accordingly Mr Heng Tang retires at the end of the 2012 Annual General Meeting of the Company and, being eligible and having consented to act, presents himself for re-election.

A summary of Mr Tang’s experience and qualifications follows:

Mr Tang has a bachelor’s degree in Civil Engineering with honours, and an MBA from the University of Queensland. Mr Tang has more than 10 years’ experience in project and financial managements in engineering and property development, specialising in feasibility studies, cash-flow management, structural finance and acquisitions for major projects. Until recently, Mr Tang was Commercial Manager for a national property developer, and managed the finance for their Queensland projects valued at over $1bn.

The Directors (in the absence of Mr Tang) recommend that Shareholders vote in favour of the re-election of Mr Tang as a director of the Company.

Resolution 3 – Appointment of Auditor

Resolution 3 deals with the appointment of BDO Audit Pty Ltd as auditor of the Company.

On 1 August, 2012, the Company’s auditor, PKF East Coast Practice integrated with BDO Audit Pty Ltd. As a result of the financial integration, notification was given to the Company and the Australian Securities & Investments Commission by BDO East Coast Partnership (formerly PKF East Coast Practice) of their intention to resign as auditor effective at the close of this Annual General Meeting, conditional on the Australian Securities &Investments Commission consenting to the resignation in accordance with section 329(5) of the Corporations Act.

BDO Audit Pty Ltd, having consented to act, has been approved by the Board as the replacement auditor.

A copy of the Notice of Nomination of BDO Audit Pty Ltd as auditor received by the Company from Mr Heng Tang is attached as Annexure A.

The integration of PKF East Coast Practice integrated with BDO Audit Pty Ltd does not affect or change any audit arrangements previously held with the Company.

Under the Corporations Act, Shareholder approval is required for the appointment of BDO Audit Pty Ltd as the new auditor and the consent of the Australian Securities & Investments Commission is required for the resignation of PKF East Coast Practice as the current auditor. Subject to the Shareholder approval and the consent of the Australian Securities & Investments Commission being obtained, the appointment of BDO Audit Pty Ltd will become effective from the close of this Annual General Meeting. If the consent of the Australian Securities & Investments Commission is not obtained by the close of this Annual General Meeting, and Shareholders approve the appointment of BDO Audit Pty Ltd as the new auditor, the resignation of PKF East Coast Practice and the appointment of BDO Audit Pty Ltd will become effective from the date that the consent of the Australian Securities &Investments Commission is obtained.

The Directors recommend that Shareholders vote in favour of the appointment of BDO Audit Pty Ltd as the auditor of the Company.

Annexure A

A copy of the notice of nomination of BDO Audit Pty Ltd received by the Company from Mr Heng Tang is attached to this Annexure A.

Blair Lucas – Company Secretary
Progen Pharmaceuticals Limited
2806 Ipswich Rd

Darra QLD 4076

17 October 2012

Dear Blair,

I, Heng Tang, being a member of Progen Pharmaceuticals Limited, pursuant to Section 328(B)(1) of the Corporations Act 2001, hereby nominate BDO Audit Pty Ltd, for appointment as auditor of Progen Pharmaceuticals Limited and controlled entities as listed in Appendix A at the next Annual General Meeting or any adjournment thereof.

Yours faithfully

/s/ Heng Tang
Heng Tang

PROGEN
PHARMACEUTICALS

Progen Pharmaceuticals Limited
ABN 82 010 975 612

000001 000 POL
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Lodge your vote:

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GPO Box 242 Melbourne
Victoria 3001 Australia

Alternatively you can fax your form to
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For Intermediary Online subscribers only
(custodians) www.intermediaryonline.com

For all enquiries call:
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Proxy Form

Vote online or view the annual report, 24 hours a day, 7 days a week:
www.investorvote.com.au

- ✓ Cast your proxy vote
- ✓ Access the annual report
- ✓ Review and update your securityholding

Your secure access information is:
Control Number: 999999
SRN/HIN: I9999999999
PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

For your vote to be effective it must be received by 11:00am (Brisbane time) on Tuesday 27 November 2012

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may to the extent permitted by law vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

If you appoint the Chairman of the Meeting as your proxy but you do not direct him to vote "For", "Against" or "Abstain" you will be expressly authorising him to vote and he will vote your proxy in favour of Resolution 1, even though Resolution 1 is directly or indirectly connected with the remuneration of a member of the key management personnel, which includes the Chairman.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions for Postal Forms

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the information tab, "Downloadable Forms".

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

GO ONLINE TO VOTE,
or turn over to complete the form →

This Document is printed on Greenhouse Friendly™ ENVI Laser Carbon Neutral Paper

916CR_0_Sample_Proxy/000001/000001/i

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

I 9999999999 I ND

Proxy Form

Please mark ☒ to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Progen Pharmaceuticals Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ______________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Progen Pharmaceuticals Limited to be held at 11:00am (Brisbane time) Thursday, 29 November 2012 in the Endeavour 2 Room, Christie Corporate Centre, Level 1, 320 Adelaide St, Brisbane, QLD 4000 and at any adjournment or postponement of that Meeting.

Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Resolution 1 (Directors' Remuneration Report) in accordance with the voting intention of the Chairman stated in the Notice of Meeting (which is to vote "For" Resolution 1) (except where I/we have indicated a different voting intention below) even though Resolution 1 is connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Resolution 1 by marking the appropriate box in step 2 below.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
1	Directors' Remuneration Report	☐	☐	☐
2	Re-election of Director - Mr Heng Tang	☐	☐	☐
3	Appointment of Auditor	☐	☐	☐

The Chairman of the Meeting intends to vote all available proxies in favour of each item of business.

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______________ Contact Daytime Telephone ______________ Date ___ / ___ / ___

PGL 157078A

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